13012954

SEC Processing Section

MAR 01 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Otkritie, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Ave., 23rd Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Colombo (212) 796-1551
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Douglas Colombo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Otkritie, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WILLIAM MAI
Notary Public, State of New York
No. 01MA6240357
Qualified in New York County
Commission Expires 5/2/2015

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTKRITIE, INC.
DECEMBER 31, 2012

TABLE OF CONTENTS

	Pages
Facing Page to Form X-17A-5	
Affirmation of Principal Officer	
Independent Auditors' Report	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Stockholder's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5 - 10
Supplementary Information	
Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1	11
Computation of aggregate indebtedness under Rule 17a-5 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789
(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Otkritie, Inc.
New York, NY

Report on Financial Statements
We have audited the accompanying statement of financial condition of Otkritie, Inc. (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Otkritie, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information referred to above has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

Orlando, Florida
February 28, 2013

OTKRITIE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	1,853,070
Deposit with Clearing Broker		250,000
Receivable from Clearing Broker		69,341
Furniture and equipment, net		190,970
Due from Parent		21,859
Prepaid expenses		108,508
Other assets		150,277
Total assets	$	2,644,025

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,467
Sublease deposit		86,632
Capital lease obligation		11,659
Due to Parent		1,631
Deferred rent		45,550
Prepaid rent		30,682
Taxes payable		12,748
Total liabilities		201,369
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, 6,500 shares issued and outstanding		65
Additional paid-in capital		6,499,985
Accumulated deficit		(4,057,394)
Total stockholder's equity		2,442,656
Total liabilities and stockholder's equity	$	2,644,025

The accompanying notes are an integral part of the financial statements.

OTKRITIE, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue:	
Fee income	$ 85,686
Commission income	99,998
Interest income	7,382
Other income	146,063
Total revenues	339,129
Expenses:	
Compensation and related benefits	1,918,143
Clearance and execution fees	96,860
Communications	202,854
Occupancy and equipment	510,003
Insurance	23,448
Regulatory fees	13,095
Professional fees	189,619
Travel, meals and entertainment	138,249
Office and other expenses	74,615
Loss on disposal of furniture and equipment	94,304
Total expenses	3,261,190
Loss before provision for income taxes	(2,922,061)
Provision for income taxes	12,748
Net loss	$ (2,934,809)

The accompanying notes are an integral part of the financial statements.

OTKRITIE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-In Capital	Deficit	Total
Stockholder's equity - beginning of year	6,500	$ 65	$ 6,499,985	$ (1,122,585)	$ 5,377,465
Contributed capital	-	-	-	-	-
Net loss	-	-	-	(2,934,809)	(2,934,809)
Stockholder's equity - end of year	6,500	$ 65	$ 6,499,985	$ (4,057,394)	$ 2,442,656

OTKRITIE, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net loss	$	(2,934,809)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		60,373
Loss on disposal of furniture and equipment		94,304
Changes in operating assets and liabilities:		
Clearing receivable and deposit		(319,341)
Prepaid expenses and other assets		43,046
Accounts payable and accrued expenses		3,200
Taxes payable		1,572
Sublease deposit		86,632
Prepaid rent		30,682
Deferred rent		(11,737)
Net cash used in operating activities		(2,946,078)
Cash flows from investing activities:		
Due from Parent		(21,859)
Acquisition of furniture and equipment		(135,034)
Net cash used in investing activities		(156,893)
Cash flows from financing activities:		
Payments of capital lease obligations		(3,841)
Due to Parent		1,631
Net cash used in financing activities		(2,210)
Net decrease in cash and cash equivalents		(3,105,181)
Cash and cash equivalents - beginning of year		4,958,251
Cash and cash equivalents - end of year	$	1,853,070

Supplement disclosures of cash flow information:

Cash paid during the year for:		
Interest	$	4,131
Income taxes	$	23,691

The accompanying notes are an integral part of the financial statements.

OTKRITIE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

1. Nature of Operations

Otkritie, Inc. (the "Company") is a Delaware Corporation and wholly owned subsidiary of Otkritie Securities Limited (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company solicits major U.S. institutional accounts for the purposes of investing and trading in foreign securities, in American Depository Receipts, Global Depository Receipts or local shares primarily originated from Russia and the CIS region. In 2012, the Company became a fully operational company, in previous years it was considered a development stage company.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Cash and cash equivalents
For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Concentration of credit risk
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Furniture and equipment
Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years. During 2012, the Company disposed of furniture and equipment in a sub-lease transaction of some office space. As of December 31, 2012, the loss on disposal of furniture and equipment was $94,304.

Impairment of long-lived assets
In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If a write-down is required, the Company would prepare a discounted cash flow analysis to determine the amount of the write-down.

2. Summary of Significant Accounting Policies *(continued)*

Revenue recognition
The Company recognizes revenue from executing affiliate trades and distributing affiliate research. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date. The Company also recognizes revenue received for the subletting of office space at their previous address located at 1350 Avenue of the Americas.

Income taxes
The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end. based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to capitalizing startup costs for tax purposes as opposed to expensing these costs for financial reporting purposes.

Uncertain tax positions
The Company has adopted the provisions of *FASB ASC No. 740, Income Taxes.* As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Computation of customer reserve
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

3. Related Party Transactions

During the period ended December 31, 2012, the Company paid for wages for an employee who worked for the Parent, due to geographic proximity to the Company. The Company also provided access and paid for the access to their Clearing Firm's back office system, as well as some minor expenses paid on behalf of the Parent. Additionally, the Parent charged the Company for services rendered to the Company and for expenses related to the Company that were funded by the Parent. As of December 31, 2012, the Company has an outstanding payable to the Parent in the amount of $1,631. Under a transfer pricing arrangement established by the Company and agreed to by the Parent, as of December 31, 2012, the Company is owed $21,859 from the Parent for commissions earned during 2012.

4. Furniture and Equipment

Furniture and equipment, at cost, consists of the following:

Office equipment	$	245,911
Furniture and fixtures		14,343
		260,254
Less: accumulated depreciation		69,284
	$	190,970

Depreciation expense for the year ended December 31, 2012 totaled $60,373.

5. Commitments and Contingencies

Capital lease

During 2011, the Company entered into a capital lease for the purchase of a copier. The required monthly payment is $637 for 36 months. The gross amount of the equipment under this capital lease and related depreciation recorded as of December 31, 2012 is as follows:

Equipment	$	15,500
Less: accumulated depreciation		3,841
	$	11,659

5. Commitments and Contingencies *(continued)*

As of December 31, 2012, the following is a schedule of future minimum lease payments. under the capital lease agreement, together with the present value of net minimum lease payments for the years ending December 31:

2013	$	7,644
2014		7,644
		15,288
Less: amount representing interest		3,629
Total obligation under capital lease	$	11,659

Operating leases

The Company entered into two operating leases in 2011, which were still in effect in 2012. The first lease was for the rental of furniture and involves monthly payments of $2,013 for 36 months, with the option to terminate the lease after 12 monthly payments. These payments have since been reduced to $960.85 a month after some furniture was returned after their move in August 2012.

A lease for the rental of office space in New York City was entered into February 2011. In August 2012, the Company sublet the office space and collects rental income of $30,862 per month and a total of $144,852 for 2012, which includes both base rent and utility charges.

As of December 31, 2012, future rental receipts under the sublet lease which runs through November 2014 are as follows:

2013	$	368,186
2014		337,504
	$	705,690

Additionally, a lease for the rental of new office space in New York City was entered into August 2012 with a term of nineteen months. Total monthly rental and utilities expense for this lease is $10,727. In accordance with Financial Accounting Standards Board Codification ASC 840, *"Accounting for Leases,"* the Company amortizes its rent on a straight-line basis over the life of the related leases. Officers have issued good-guy guarantees for both leases.

5. Commitments and Contingencies *(continued)*

As of December 31, 2012, future rental payments under operating leases with non-cancelable lease terms greater than twelve months are as follows for the years ending December 31:

2013	$	486,154
2014		378,884
	$	865,038

Rent expense for all operating leases for the year ended December 31, 2012 was $471,317.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,971,042, which was $1,721,042 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

7. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors.

8. Income Taxes

The provision for income tax at December 31, 2012, is summarized as follows:

State	$	12,748

The components of the deferred tax asset as of December 31, 2012 are as follows:

Deferred tax asset	$	612,429
Valuation allowance		(612,429)
	$	-

8. Income Taxes *(continued)*

The income tax expense differs from the benefit that would result from applying federal statutory rates to loss before provision for income taxes due to state income taxes and the valuation reserve against the deferred tax asset. The valuation allowance increased by $444,870 during the year ended December 31, 2012.

At December 31, 2012, the Company had net operating loss carryforwards for income tax purposes of approximately $3,087,774, which are available to offset federal, state, and local taxable income through 2032.

9. Clearing Deposit

The Company has an agreement with another broker (clearing broker) to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $250,000 deposit on hand with this clearing broker, and as of December 31, 2012 has maintained such balance.

10. Due from Clearing Broker

Due from clearing broker results from the Company's normal securities transactions. As of December 31, 2012, the amount due from its current clearing broker was $69,341.

11. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.

OTKRITIE, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

OTKRITIE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

Total stockholder's equity	$	2,442,656
Deductions:		
Non-allowable assets:		
Prepaid expenses		108,508
Due from Parent		21,859
Security deposit		126,557
Deferred rent		23,720
Furniture and equipment, net		190,970
		471,614
Net capital		1,971,042
Minimum net capital required		250,000
Excess net capital	$	1,721,042
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's amended Part II FOCUS report		1,971,042
Net capital, as reported above	$	1,971,042

See independent auditors' report.

OTKRITIE, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2012

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	12,467
Sublease deposit		86,632
Capital lease obligation		11,659
Due to Parent		1,631
Deferred rent		45,550
Prepaid rent		30,682
Taxes payable		12,748
	$	201,369
Ratio of aggregate indebtedness to net capital		.10 to 1

See independent auditors' report.

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789
(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditors' Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
Otkritie, Inc.
New York, NY

In planning and performing our audit of the financial statements of Otkritie, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

Orlando, Florida
February 28, 2013